February 18, 2011

Securities and Exchange Commission

Washington, D.C.  20549

Attention:  Andrew Mew, Accounting Branch Chief

Dear Sir:

Re:  AlphaTrade.com

I confirm our discussion with Mr. Milwood Hobbs to obtain an extension to respond to the Exchange’s letter of comments dated February 4, 2011.  Mr. Hobbs approved the extension requiring the response to be filed by Friday, February 25th, 2011.

Thank you,

ALPHATRADE.COM

Per:

KATHARINE JOHNSTON

Principal Financial Officer

AlphaTrade.com                     930 West 1st Street, Suite 116C, North Vancouver, B.C.  V7P 3N4  Canada

Toll-Free: 1-877-288-7799    Phone: 604-681-7503    Fax: 604-987-9865    Email: sales@alphatrade.com

Web Sites: www.AlphaTrade.com    www.AlphaTradeFN.com       Exchange: OTC BB       Symbol: APTD